JUPITER MEDIA & ENTERTAINMENT MANAGEMENT LLC

OPERATING AGREEMENT (v1_14)

TABLE OF CONTENTS

OPERATING AGREEMENT

DATE

THIS AGREEMENT is made on the date set out in item 1 of the schedule.

PARTIES

BETWEEN the Parties described in item 2 of the schedule.

RECITALS

A   The Members (hereafter referred to as "Parties") hold or intend to hold the number of member interests, or units, and hereafter referred to as "common stock" (of the Company as set out opposite their respective names in item 3 of the schedule, initially under a SAFE ("Simple Agreement for Future Equity") investment vehicle.

B   The Parties have agreed that the Company will conduct the Business.

C   The Parties wish to record the terms and conditions of their involvement in the Company, including matters relating to the management and control of the Company and their rights and obligations as Shareholders.

AGREEMENT

THE PARTIES AGREE THAT:

1 INTERPRETATION

1.1 Definitions

In this agreement, unless the subject or the context otherwise requires:

(a) "ALTERNATE DIRECTOR" means an Alternate Director, or Member, appointed by a Director, or Member, from time to time in accordance with Clause 4.5;

(b) "ASSOCIATE" in relation to any officer or shareholder has the same meaning as if such officer or shareholder were the taxpayer referred to therein;

(c) "MEMBER" means a shareholder of the Company, having an ownership of the Company through Membership Interest, or units.

(d) "BOARD" means the board of Directors of the Company from time to time;

(e) "BUSINESS" means the business conducted by the Company and as described in item 4 of the schedule;

(f) "BUSINESS DAY" means a day on which the banks are open for general business in the State specified in item 5 of the schedule other than a Saturday or Sunday;

(g) "COMPANY" means the company described in item 6 of the schedule and its successors and permitted assigns;

(h) "CONFIDENTIAL INFORMATION" of a Party includes but is not limited to:

    (i) any documentation or information marked as confidential and the information received or developed by that party which is not publicly available and relates to processes, equipment and techniques used by the party in the course of the business of the Company including but not limited to designs for product and manufacturing plant, technical data and marketing information such as customer lists, financial information and business plans, including information relating to or concerning the Company and customers of the Company;

    (ii) this agreement;

(i) "CONSTITUTION" means the constitution of the Company attached as item 7 of the schedule to this agreement, as amended from time to time in accordance with the terms of this agreement. Also known as the "Operating Agreement";

(j) "DEFAULT EVENT" means:

    (i)   a petition or other application being presented or resolution being passed for the winding up, liquidation or dissolution of the Company or notice of intention to propose such a resolution being given or the entry of the Company into a scheme of arrangement or compromise or agreement of company arrangement with any of its creditors;

    (ii)   the appointment of a receiver or receiver and manager or official manager or agent or administrator to any of the Company's property;

    (iii)   the Company ceasing to carry on business or stopping or wrongfully suspending payment to any of its creditors or stating its intention so to do;

(k) "DEPARTURE DATE" means, in respect of a Shareholder the date of an event applicable to the Shareholder or the date on which a Shareholder ceases to hold a shareholding in the Company.

(l) "DIRECTOR" means a director of the Company from time to time appointed in accordance with Clauses 3 or 4;

(m) "EFFECTIVE CONTROL" means in relation to a member of the Company the ability or power to control or influence, directly or indirectly, the composition of the member's board of directors (if a corporation) or the conduct of the affairs of the member (which includes the right to remove or replace the member as trustee of any trust);

(n) "ENCUMBRANCE" means an interest or power:

    (i)   reserved in or over any interest in any asset including, but not limited to, any retention of title; or

    (ii)   created or otherwise arising in or over any interest in any asset under a bill of sale, mortgage, charge, lien, pledge, trust or power,

by way of security for the payment of a debt, any other monetary obligation or the performance of any other obligation.

(o) "PARTIES" means each of the parties to this agreement;

(p) "SHAREHOLDER" means any person who is the registered holder of Member Interest, or units, more commonly referred to as Shares, from time to time;

(q) "SHARES" means member units, member interest, ordinary shares ("Common Stock") and shares of any class in the issued capital of the Company

(r) "SHAREHOLDER LOANS" means the loans referred to in Clause 12.1;

(s) "SIMPLE VOTE" means a vote passed:

  (i) at a properly constituted Board meeting by Directors who together hold 50% or more of the total voting rights of all Directors entitled to vote; or

  (ii) at a properly constituted general meeting of the Company by Shareholders who together hold 65% or more of the total voting rights of Shareholders;

(t) "SPECIAL SHAREHOLDERS' RESOLUTION" means a resolution passed at a properly constituted general meeting of the Company by Shareholders who together hold 80% or more of the total voting rights of the Shareholders;

(u) "TERRITORY" means the area specified in item 8 of the schedule;

(v) "UNANIMOUS RESOLUTION" means a resolution approved by all appointed Directors.

1.2 Construction

In this agreement, unless the subject or the context otherwise requires:

(a) words importing the singular include the plural and vice versa;

(b) words importing one gender include the other genders;

(c) a reference to any party or other person includes that person's successors and permitted assigns;

(d) a reference to a statute, ordinance or other legislation includes any amendment, replacement or re-enactment of it for the time being in force and includes all regulations, by-laws and statutory instruments made thereunder;

(e) a reference to this or any other document includes a reference to that document as amended, supplemented, novated or replaced from time to time;

(f) a reference to a recital, clause or schedule is a reference to a recital, clause or schedule of this agreement;

(g) a reference to writing includes all means of reproducing words in a tangible and permanently visible form;

(h) a reference to time is a reference to time in the State specified in item 5 of the schedule;

(i) a reference to a person includes a natural person, corporation, partnership, trust, estate, joint venture, sole proprietorship, government or governmental subdivision or agency, association, cooperative and any other legal or commercial entity or undertaking;

(j)   where a party comprises two or more persons any agreement or obligation to be performed or observed by that party binds those persons jointly and each of them severally, and a reference to that party is deemed to include a reference to any one or more of those persons;

(k)   the headings in this agreement are not to affect its interpretation; and

(l)   the recitals and schedule form part of this agreement.

2   OBJECTIVES

2.1   The objectives of the Shareholders are:

(a)   to conduct a joint venture in the form of the Company;

(b)   to achieve long term returns to the Shareholders;

(c)   to conduct any other business as determined by the Shareholders from time to time in accordance with the terms of this agreement;

(d)   such other objectives as specified in item 9 of the schedule; and

(e)   to do all such things as are incidental or conducive to the attainment of the above objectives.

3   THE COMPANY

3.1   Constitution

The Shareholders acknowledge that the Constitution of the Company is or will be in the form of the Constitution attached at item 7 of the schedule.

3.2   Issue of New Shares and Directors

The Parties agree that, upon the signing of this agreement:

(a)   the Parties must cause all necessary Shareholders' and Directors' meetings to be held to implement the provisions of this agreement including the issue and reclassification of Shares and the appointment of Directors and other such corporate matters as are contemplated by this agreement.

3.3   Shareholdings

Upon the completion of the issue of shares referred to in clause 3.2(a) above, the ownership of the Shares will be as set out in item 3 of the Schedule.

4 BOARD OF DIRECTORS

4.1 Number of Directors

The Board is to comprise not more than the number of persons as set out in item 11 of the schedule. The first Board after the signing of this Agreement will consist of the persons as set out in item 13 of the schedule.

4.2 Chairman

The Chairman of the Board is the person described in item 14 of the schedule or his Alternate Director provided that in the event of the Chairman and his Alternate Director being unable or unwilling to act in such capacity the Chairman will be that person nominated and agreed to by a majority of the Board.

4.3 Appointment and removal of Directors

(a) The method of resignation of a Director is by written notice addressed to the Company.

(b) Such appointment or removal takes effect from the date upon which the notice is lodged at the registered office of the Company or on such later date as is specified in the notice.

(c) Other than a resignation of a Director under clause 4.3(a), a Director may only be removed by a Special Shareholders' Resolution. A Director may be appointed by a Simple Vote.

4.4 Quorum for Shareholders Board meetings

(a) The requisite quorum for Board meetings is set out in item 15 of the schedule.

(b) If within 30 minutes after the time appointed for a Board meeting a quorum is not constituted, the meeting stands adjourned to the following Business Day at the same time and place and the requisite quorum at the adjourned meeting will be constituted in accordance with item 16 of the schedule.

(c) The requisite for a properly constituted Board meeting must include the Charmain of the Board.

4.5 Voting at Board meetings

(a) Each Director will be entitled to cast one vote. With the exception of matters listed in clause 5.4 below, all decisions are to be made by Simple Vote.

(b) In the case of an ill equality of votes at a meeting of the Board, the Chairman of the meeting shall have a second or casting vote.

4.6 Alternate Directors

Each Director may appoint an Alternate Director to exercise some or all of his or her powers for a specified period.

4.7 Remuneration

Subject to the cash flow requirements of the Company, the Directors will each be paid an annual fee of $7,500 as compensation for costs and time incurred in their capacity as Directors.

5 DECISION MAKING

5.1 Voting generally

Unless otherwise provided by this agreement:

(a) all decisions of the Board must be made by Simple Vote; and

(b) all decisions of the Shareholders must be made or ratified by Simple Vote of the Shareholders.

5.2 Powers of the Board

The Parties agree that the Board has full power to manage the Business and may exercise all powers of the Company which are not required by this agreement, by the Constitution or by law to be exercised by the Company in general meeting.

5.3 Specific decisions requiring Unanimous Resolution of Directors

All of the decisions referred to below must be decided by a Unanimous Resolution of the Directors:

(a) change of the Company's name ;

(b) approval or amendment of the Company's dividend policy;

(c) entering into any contract not already provided for in the annual budget of the Company which differs from normal day to day operational direction of the Company, and or valued at the amount set out in item18 of the schedule or more per annum between the Company and any Shareholder or any other party;

(d) entering into or giving any guarantees of the liabilities of the Company or its representatives;

(e) granting any authority by power of attorney to any individual to act for and on behalf of the Company;

(f) amendment to the Constitution;

(g) offering any shares or other securities in the capital of the Company for subscription other than in accordance with this agreement;

(h) re-organisation, re-classification or reconstruction of the Company's share capital;

(i) merging or consolidating the Business with the business or operations of any other person;

(j) winding up of the Company;

(k) procuring the appointment of any receiver or receiver and manager or agent in possession or administrator in respect of the Company or any of its assets or making any assignment of any of the Company's assets for the benefit of its creditors or entering into any composition or scheme of arrangement or agreement of company arrangement with them or any of them, or in any way admitting its inability to pay its debts as and when they fall due;

(l) approval of the annual budget of the Company; and

(m) the removal or appointment of the Company's accountants other than in accordance with clause 6.1(c).

(n) capital expenditure of the Company which exceeds $100,000 in respect of any one item or a total of $150,000 in respect of a series of unrelated items;

(o) the Company's entering into of employment or independent contractor arrangements with any of the Parties or their Associates, other than those arrangements specifically referred to in this Agreement.

5.4 Specific decisions requiring Special Vote of Directors

(a) re-organisation or restructuring of the Company's operating, commercial and or legal structure;

(b) any change to the location of the Company's registered office or principal place of business;

(c) appointment or removal of Directors;

5.5 Specific decisions – Shareholders

All of the decisions referred to below must be made by a Special Shareholders' Resolution:

(a) commencement by the Company of any new business (other than the Business as outlined in Item 4);

(b) sale of the major undertaking of the Company or any subsidiary or of any asset with a value of the amount set out in item 17 of the schedule or more; and

(c) the creation of an Encumbrance over any asset of the Company

5.6 Shareholder meetings

The Parties agree that:

(a) a Shareholders' meeting may be called by any Shareholder who holds at least 5% of the votes that may be cast at a general meeting of the Company and will require at least 14 days' prior written notice (exclusive of the day of the meeting) to be given to all Shareholders. The notice convening a Shareholders' meeting must specify the resolutions or business proposed to be considered at the meeting; and

(b) Shareholders' meetings should be held at the registered office of the Company unless otherwise agreed by all of the Directors, but may be conducted by telephone conference in accordance with the Constitution where appropriate financially and schedule wise.

5.7 Quorum for shareholder meetings

(a) A quorum for Shareholders' meetings is the attendance (in person, by telephone or by proxy or representative) of all such number of Shareholders as set out in item 19 of the schedule.

(b) If a quorum is not constituted within 30 minutes after the time for the meeting, the meeting is adjourned to the following Business Day at the same time and place and the quorum will be constituted in accordance with item 20 of the schedule.

5.8 Management

Until otherwise agreed by Unanimous Resolution of the Board, the general administration and day-to-day running of the business will be conducted by ADAM GARY NEAT, subject at all times to compliance with directions from the Board from time to time. By way of a proxy, general administration and day-to-day running of the business may be delegated from time to time to an employee, and will be referred to as the "Operations Manager" or "General Manager".

6 COMPANY CONDUCT

6.1 Reporting and other obligations

It is agreed between the Parties that notwithstanding anything to the contrary in the Constitution:

(a) the Company must keep the usual books of account for the Company properly posted up and not removed from the place of business of the Company unless such removal is agreed to by a Unanimous Resolution of the Directors;

(b)   each Shareholder will have access to such books by way of request with 7 (seven) days written notice, and during office hours of the Company;

(c)   the Board will engage Tyra CPA LLC (US), to prepare profit and loss accounts for the Company after the end of each financial year and will cause a copy to be forwarded to each of the Shareholders within 4 months of the end of each financial year;

(d)   if, within 21 days of receipt of the profit and loss accounts and balance sheets for the Company a Shareholder gives written notice to the Board that he, she or it disputes those accounts, and the accountant is unable to settle that dispute, within a further period of 14 days from receipt of the notice of dispute, the dispute must be referred for determination under the dispute resolution mechanism in clause 16;

(e)   the Company will provide to each Shareholder by no later than 30 September in each year a budget setting out the estimated sales and expenditure of the Company for the period of 12 months commencing on the immediately following 1 January; and

(f)   the Company will maintain key man insurance on persons named in item 22 of the schedule for not less than the amount also referred to in item 22 of the schedule, in the name of the Company, with an insurance company acceptable to the Shareholders, and the sum insured will be increased not later than 30 September in each year by such amount as the Shareholders may reasonably nominate. All premiums payable in respect of such insurance will be paid by the Company and the benefit of such insurance will be for the account of the Company.

7 SHARE TRANSFERS

7.1 Prohibition against assignment, transfer or sale

(a) Subject to and save and except in accordance with the provisions of this agreement no Shareholder will, without the prior written consent of the other, transfer, sell or otherwise dispose of its share and interest in the Company and/or the assets thereof or in the Business or in any part thereof nor declare itself trustee thereof for any other person and no Shareholder will without the like consent mortgage, charge or otherwise in any way encumber or create a lien over its share and interest in the Company or the assets thereof except to a financier as part of the security for any loan or financial accommodation made or to be granted to the Company for the purpose if its business.

7.2 Offers to Existing Shareholders

Notwithstanding anything contained in Clause 7.1 and in the Constitution the right to transfer Shares is subject to the following provisions and restrictions:

(a) any Shareholder wishing to dispose of Shares ("the Transferor") must give written notice ("a Transfer Notice") to the Company that the Shareholder wishes to dispose of such Shares;

(b) the Transfer Notice must state the price per Share ("the Prescribed Price") which the Transferor is willing to accept for the Shares and that the Transfer Notice constitutes the Company as the Transferor's agent for the sale of all or (except as mentioned below) any of the Shares at the Prescribed Price;

(c) once a Transfer Notice is given it is not revocable except:

   (i) as mentioned below; or

   (ii) with the consent of the Board;

(d) a Transfer Notice may not be given by a Shareholder within 6 months after the giving by such Shareholder of a previous Transfer Notice except:

   (i) with the prior written consent of the Board;

   (ii) where the Prescribed Price stated in the latter Transfer Notice is less than the Prescribed Price in the last such previous notice;

(e) as soon as possible after receiving a Transfer Notice the Company must offer the shares referred to in the Transfer Notice for sale to the Shareholders (other than the Transferor) at the Prescribed Price pro rata to their then respective shareholdings("the Offer") ;

(f)   every offer referred to in Clause 7.2(e) must be made by written notice served upon each of the Shareholders (other than the Transferor) specifying the number of Shares offered and limiting a reasonable time (not being less than 14 nor more than 30 days) within which the offer must be accepted as to the whole or part of the Shares offered and stating that so far as it is not so accepted it is deemed to be declined (except where a fair value is determined under clause 7.2(f), in which case the time specified by the Company will only begin to run upon the notification of the fair value by the Valuer). Time in this respect is of the essence of the offer. Any Shares declined or deemed to be declined by any of the Shareholders to which they are originally offered must be offered in the same manner (except as set out below) and proportions and at the Prescribed Price to such of the Shareholders as have accepted the Shares originally offered to them, and so on until either all the Shares mentioned in the Transfer Notice have been purchased or it appears that none of the Shareholders is willing to purchase any further Shares. The time within which such further offer or offers must be accepted is such time (not being less than 7 nor more than 14 days) as the Board specifies in the notice making the offer;

(g)   as soon as the final result of the offers is known to the Company it must give written notice of such result to the Transferor;

(h)   if less than the whole of the Shares offered as above have been agreed to be purchased the Transferor is entitled by written notice to the Company given within 7 days of the giving of the notice pursuant to Clause 7.2(h) to revoke the Transfer Notice and upon such revocation any contract for the sale and purchase of such Shares becomes void;

(i)   if the whole of the Shares offered as set out above have been agreed to be purchased or if less than the whole of such Shares have been agreed to be purchased and the Transferor has failed to give a notice pursuant to Clause 7.2(i) revoking the Transfer Notice, the members who have accepted the offer are bound to purchase the Shares accepted by them and the Transferor is bound upon payment of the Prescribed Price per Share to transfer those Shares to such Shareholders respectively;

(j)   every notice given by the Company under Clause 7.2(h) must state which of the members are purchasers of the Shares mentioned in the Transfer Notice and the number of Shares agreed to be purchased by each of them;

(k)   sales and purchases of Shares pursuant to Clause 7.2(j) must be completed at places and times to be appointed by the Company not being more than 28 days after the date on which the notice under Clause 7.2(h) is given;

(l)   if the Transferor, having become bound to transfer any Shares to any Shareholder as purchaser, defaults in transferring the Shares, the Company is entitled to execute a transfer of the Shares to such member on behalf of the Transferor and if so required by such Shareholder must execute a transfer of such Shares and receive the purchase money and must upon the transfer being executed by such Shareholder enter the Shareholder's name in the register as the holder of the Shares and must hold the purchase money in trust for the Transferor. The receipt of the Company for the purchase moneys is a good discharge to the purchaser, and the purchaser is not bound to see to the application of the purchase moneys, and after the purchaser's name has been entered in the register in purported exercise of the aforesaid powers the validity of the proceedings may not be questioned by any person;

(m)   if the offer of Shares made pursuant to Clause 7.2(e) does not result in the Shareholders or some or one of them agreeing to purchase all the Shares mentioned in the Transfer Notice the Transferor may at any time within 4 months after receiving the notice referred to in Clause 7.2(h) transfer those Shares which the Shareholders have not agreed to purchase to any person on a bona fide cash sale of such Shares at any price not less than the Prescribed Price;

(n)   before approving any transfer pursuant to Clause 7.2(n) the Board may require a statutory declaration by both the Transferor and the transferee named in the transfer, and such further evidence as the Board considers necessary, that the Shares included in the transfer are being transferred in pursuance of a bona fide cash sale for the consideration stated in the transfer without any reduction, rebate or allowance whatsoever to the transferee;

(o)   prior to any transfer being effected pursuant to this Clause the transferee and the Shareholders (other than the Transferor in the case of the Transferor selling all the Transferor's shares) must enter into an agreement in place of this agreement but in the same terms as this agreement with such changes as may be reasonably required by any of the Parties consequent upon the proposed transfer;

(p)   a transfer or purported transfer of Shares which contravenes the provisions of this Clause is void;

(q)   the Board may decline to register a transfer of Shares on which the Company has a lien but otherwise and subject to this Clause 7.2 is bound to register a transfer of Shares made in accordance with the provisions of this Clause;

(r) the provisions of Clauses 7.2(a) to 7.2(o) do not apply to a transfer to a person who is a spouse or child of a member (being a natural person), nor to a transfer by a trustee to a beneficiary who is the spouse or child of the person who has Effective Control of the trustee, provided such transfer has the prior written consent of the Board, which will not be unreasonably withheld;

(s) any change in the Effective Control of any Shareholder is deemed to be the giving of a Transfer Notice by that member to the Company upon the day upon which such change comes to the attention of the Board, and the Prescribed Price in respect of such Shares is to be calculated in accordance with Clause 11.

8 COME WITH ME PROVISIONS

8.1 For the purposes of ensuring equity between the Shareholders and optimum exploitation by the Shareholders of their contributions and investments in the Company, the Shareholders agree that if any Shareholder receives an offer (the Outside Offer) from a person who is not a shareholder (Offeror) to acquire voting shares in the Company and that Shareholder wishes to accept the Outside Offer then the provisions of this clause 8 shall apply.

8.2 The Shareholder receiving the Outside Offer shall notify the other Shareholders of the terms of the Outside Offer and if requested by the other Shareholders:

(a) use his best endeavours to procure an equivalent offer from the Offeror to the other Shareholders; or

(b) acquire the shares of the other Shareholders from them on the same terms and conditions, mutatis mutandis, as set out in the Outside Offer.

8.3 The Shareholders may only make the request pursuant to clause 8.2 if the Majority Shareholders agree to accept an equivalent offer.

8.4 In the event that an equivalent offer is not made by the Offeror to the other Shareholders then the remaining provisions of this clause 8 shall apply.

8.5 In the event that an equivalent offer is made by the Offeror then each Shareholder must accept the Outside Offer and shall hereby be deemed to accept such offer. If a Shareholder fails in fact to accept the Outside Offer or fails to perform his obligations in respect of the Outside Offer then such defaulting Shareholder hereby appoints the Company as his attorney for the purpose of executing all documents and doing all things necessary or desirable in connection with the disposal of shares resulting from the request to receive an Outside Offer and the deemed acceptance contained in this clause 8.5:

8.6   Subject to any limits for acceptance contained in the Outside Offer, the other Shareholders shall have a period of 14 days within which to assess the Outside Offer and make a request described in clause 8.2.

8.7   If a non-shareholder makes an offer to acquire all of the shares in the Company but such offer is limited to receiving acceptance by all Shareholders and provided no special separate benefit is being or will be provided by the Outside Offeror to any Shareholder in connection with acceptance of the offer to the exclusion of the other Shareholders then

        (a)   if the Company accepts the offer then such acceptance shall bind all other Shareholders of the Company even if they do not wish to accept that offer; and

        (b)   the Shareholder hereby appoints the Company as the attorney of the Shareholder for the purpose of accepting the offer and executing the relevant share transfer and executing all documents and doing all things necessary and desirable in connection with the disposal of shares resulting from acceptance of the offer provided that all costs associated with the disposal of the shares shall be paid by the Shareholder.

9 DEATH OR INCAPACITY OF A SHAREHOLDER

9.1 If a Shareholder dies, or suffers a serious illness or become totally and permanently disabled then:

(a) the Shareholders must offer to purchase the Shares of the deceased, seriously ill or disabled Shareholder and such offer will remain open for acceptance by the estate of the deceased seriously ill or disabled Shareholder for 60 days after the date of death of the Shareholder, or the date of receipt of medical evidence of the serious illness, or the determination of the Shareholder's total disablement,

(b) the price of the Shares agreed to be offered to the estate of the deceased, seriously ill or disabled Shareholder will be the amount determined under Clause 11, at the Company's expense; and

(c) if the offer in 9.1(b) above is accepted, the Shareholders other than the estate of the deceased, seriously ill or disabled Shareholder agree to pay the price within thirty days.

10 COMPULSORY ACQUISITION OF SHARES

10.1 Upon the happening of any one of the following events:

(a) a Shareholder is declared bankrupt or insolvent or his estate otherwise becomes liable to be dealt with under the laws relating to bankruptcy and insolvency;

(b) a Shareholder becomes of unsound mind and his person or estate becomes liable to be dealt with under any law relating to mental health or incapacity;

(c) the date of expiry without rectification of a notice referred to in this paragraph occurs, that is to say:

(i) if a Shareholder fails duly and punctually to carry out any obligation on his, her or its part to be performed or observed under this Agreement; and

(ii) the failure is not rectified within 14 days after service of a written notice on the Shareholder specifying the nature of the default;

(d)   a Shareholder is guilty of any act or omission which it can be reasonably concluded on the balance of probabilities will have a substantial adverse impact on the goodwill or income of the Company or the ability of that Shareholder to derive income from the Company, (the Shareholder referred to in any of the above paragraphs (a) – (d) being referred to as the "Defaulting Shareholder");

then the other Shareholders may within three months of becoming aware of a default have the option (to be exercised in writing at the time of giving of such notice) of purchasing the defaulting Shareholder's right, title and interest in the Shares on the terms and conditions set out in Clause 7 save that the amounts payable for the Shares will be reduced by fifty (50) percent

11   VALUATION OF SHARES

11.1   When determining the price of Shares the accountant or Valuer must have regard to:

(a)   the amount that would be distributed to the Shareholders assuming an orderly realisation and determination of the Company and its assets;

(b)   the value, at a capitalisation rate approximate to the business or industry in which the Company is engaged in the conduct of the business, of the estimated future maintainable earnings of the Company, and the estimated realisable value of any surplus or unrelated asset; and

(c)   any discrepancies that exist between the book value of assets of the Company (including material intangible assets such as goodwill and licences) and their market values but upon determination of the value the price shall be the total of:

(i)   the amount due to the Shareholder on its capital and current accounts, for advances made by its, share of profits or otherwise howsoever as ascertained in a balance sheet and general account which shall be prepared as at the date of termination of the Company in the manner hereinbefore provided for the annual general account; and

(ii)   an amount for her or its share in the goodwill of the Company proportioned to its Company Interest.

(d) in so determining such price the accountant shall be considered to be acting as an expert and not as an arbitrator.

12 SHAREHOLDERS LOANS

12.1 Except where otherwise agreed in writing by the Company any loan made by any Shareholder is made on the following terms:

(a) the loan will bear interest at a commercial rate as agreed between the Shareholder and the Company and failing agreement at the rate calculated as a percentage per annum published from time to time by the Company's bankers as its overdraft rate for overdrafts of $100,000;

(b) the loan may be secured or unsecured;

(c) the loan will be repayable as and when determined by the Company, provided that:

(i) the Company will repay the Shareholder's Loan at the discretion of the Board;

(ii) the loan will become repayable upon demand should a Default Event occur in respect of the Company.

13 NON COMPETITION

13.1 Restrictions

(a) Each Party covenants that it will not directly or indirectly

(i) carry on any business:

1. that competes or proposes to compete in any territory with the Company;

2. in any territory that is substantially similar to the Business or any part of the Business; or

(b) own or control or be associated with (as a partner, joint venturer or shareholder) any person who owns or controls more than 5% of the shares or other securities of any person who carries on any business:

(i) that competes or proposes to compete with the Company in any territory; or

(ii) in any territory that is substantially similar to the Business or any part of the Business.

13.2 Term of restriction

(a) The restriction contained in Clause 13.1 will continue to apply to each Party unless the Company agrees in writing to remove the restriction contained in Clause 13.1:

(i) for as long as the Shareholder remains a Shareholder or any other Party remains Director or owner of a Shareholder; and

(ii) for:

1. 1 year after the Shareholder ceases to be Shareholder or the Party ceases to be a Director or owner of a Shareholder; or

2. 6 months after the Shareholder ceases to be a Shareholder or the Party ceases to be a Director or owner of a Shareholder.

(b) Clause 13.2 must be read and construed and has effect as if it were a separate independent Clause with each Clause being severable from the others to the extent that any such Clause is invalid or unenforceable for any reason. If a prohibition or restriction contained in a Clause of this Clause 13.2 is voidable or void by any of the parties or unenforceable or illegal but would not be void or voidable or unenforceable or illegal as aforesaid if it were read down, and it is capable of being read down, it must be read down accordingly, and if, notwithstanding the foregoing, a prohibition or restriction contained in a subclause of this Clause is still void or voidable or unenforceable or illegal:

(c) if the prohibition or restriction would not be void or voidable or unenforceable or illegal as aforesaid if a word or words (as the case may be) were omitted, that word or words are hereby severed;

(d) in any other case the whole or part of the prohibition or restriction is hereby severed; and

(e) the remainder of the Clause affected has full force and effect.

13.3 Exclusions

(a) The restriction contained in Clause 13.1 does not apply to any Shareholder to the extent that any specific activity by that Shareholder is approved by a Unanimous Resolution of the Board.

13.4 Acknowledgement

(a) Each Shareholder acknowledges that each of the prohibitions, obligations and restrictions contained in this Clause 13:

(i) is to be read and construed and has effect as a separate, severable and independent prohibition or restriction and will be enforceable accordingly; and

(ii) is reasonable as to period, territorial limitations and subject matter in order to protect the Business.

14 CONFIDENTIAL INFORMATION

14.1 Each Shareholder agrees that it will at all times keep confidential the Confidential Information of each other Shareholder and that it will not directly or indirectly disclose to any person at any time the Confidential Information of each other Shareholder.

14.2 The Shareholders acknowledge that information resulting from the activities of the Company or its employees, agents or consultants pursuant to this agreement will be regarded as Confidential Information, and the Shareholders agree that the covenant contained in Clause 14.1 refers to such information.

14.3 Each Shareholder will only disclose Confidential Information to its employees, agents or consultants on a need to know basis and before making such disclosure will make such employees, agents or consultants aware that the Confidential Information must be kept confidential and will direct them to do so.

14.4 The obligations of confidentiality under this agreement do not extend to information that (whether before or after this agreement is executed):

(a)   the Shareholder, its employees, agents or consultants were in possession of prior to the disclosure of the information to such Shareholder or its employees, agents or consultants by the other Shareholder or the Company, and which the Shareholder, its employees, agents or consultants establish was not acquired directly or indirectly from the other Shareholder or the Company;

(b)   is, or has become, part of the public domain, otherwise than through a breach of this agreement;

(c)   after disclosure of the Confidential Information, has been received in good faith by the Shareholder, its employees, agents or consultants from a third party not in breach of any obligation of confidence owing by the third party to the other Shareholder or the Company;

(d)   the Shareholder is required by law to disclose.

15   TERMINATION

15.1 This agreement terminates:

(a)   on a date mutually agreed in writing by the Parties; or

(b)   by a resolution of the Board; or

(c)   if the Company is wound up by an order of a court; or

(d)   If there is any change in the Shareholders or holding of the Shares or if a party breaches any of its obligations under this Agreement and the other parties cannot, within 30 days of the change or breach, agree in writing to continue this Agreement and on the terms for it to continue.

15.2 Without prejudice

Termination of this agreement is without prejudice to any accrued rights of the Shareholders.

15.3 Continuing Obligations

Each Shareholder agrees that after termination of this agreement, the obligations under Clauses 13 and 14 continue in force.

16 DISPUTE RESOLUTION

16.1 All disputes, differences or questions whatsoever arising between the Shareholders (or any of them) at any time after the date of this agreement (whether during the term of this agreement or upon or after its determination or discharge) touching or concerning or arising out of or in connection with this agreement, including:

  (a) the construction, meaning, operation or effect of this agreement or any clause thereof; or

  (b) the powers, rights, duties or liabilities of the Shareholders hereto or any of them under or by virtue of this agreement or otherwise; or

  (c) any other matter whatsoever in any way connected with or arising out of or in relation to the Business or this agreement;

  must be referred to mediation in accordance with the terms of this clause before the Shareholders may commence any court proceedings, unless urgent interlocutory relief is sought by any Shareholder.

16.2 If the Parties mutually agree to refer a dispute to arbitration, court proceedings must not be commenced by any Shareholder regarding such dispute until the arbitrator has made a final award, following which the right of any Shareholder to commence court proceedings is restricted to actions in respect of such award.

16.3 The Shareholder claiming that a dispute has arisen (Aggrieved Shareholder) must give written notice to all the other Shareholders identifying the nature of the dispute and stating that the dispute will proceed to mediation if it is not resolved within 14 days of the date of the notice.

16.4 If the dispute is not resolved within 14 days of the date of the notice the Aggrieved Shareholder must serve a mediation notice ("Mediation Notice") on the other Shareholders stating that a dispute has arisen and specifying the nature of the dispute.

16.5 Within 7 days following the date of the Mediation Notice, a mediator will be appointed:

  (a) by written agreement between the Shareholders; or

(b) if the Shareholders fail to reach an agreement within such time, by the person referred to in item 25 of the schedule.

16.6 The mediator appointed in accordance with this Clause will not be bound by the rules of natural justice.

16.7 The Shareholders must comply with any instructions given by the mediator. The mediation and all statements, documents and discussions made or given before, during or after the mediation and all other matters arising from or in connection with the mediation are confidential and cannot be used in legal proceedings.

16.8 If the dispute is not resolved within 30 days following the date of appointment of the mediator, or such other period as agreed between the Shareholders in writing:

(a) the mediation will cease

16.9 If the Parties mutually agree to refer a dispute to arbitration, the arbitration will be conducted in accordance with the laws governing commercial arbitration in the State whose laws govern this agreement.

17   MISCELLANEOUS

17.1 Conflict with Constitution

In the event any provision of this Agreement is inconsistent with the terms of the Constitution, the terms of this Agreement will prevail and the Shareholders will pass a resolution to amend the Constitution accordingly.

17.2 Further acts

Each party agrees to do all things as may be necessary or desirable to give full effect to every part of this agreement if asked in writing by another party to do so.

17.3 No agency

Except as specifically provided in this agreement no party is the agent, partner, trustee, employee or joint venturer of any other party.

17.4 Assignment

Neither the rights nor the obligations of any party under this agreement may be assigned, transferred, subcontracted or otherwise disposed of, in whole or in part, without the prior written consent of the other parties.

17.5 Waiver

No waiver by any party of any default in the strict and literal performance of or compliance with any provision, condition or requirement of this agreement, is to be deemed to be a waiver of strict and literal performance of and compliance with any other provision, condition or requirement in this agreement nor to be a waiver of or in any manner release any party from strict and literal performance of and compliance with any provision, condition or requirement in the future, nor will any delay or omission of any party to exercise any right under this agreement in any manner impair the exercise of any such right accruing to such party thereafter.

17.6 Notice

Any notice, demand or other communication to be given or required to be made pursuant to this agreement is to be in writing and is to be given by post, facsimile or hand to a Party at the Party's address as set out in item 2 of the schedule, or at such other address or email address as is notified in writing by a Party to the other Parties.

17.7 Costs

Each party is responsible for its own costs in relation to the preparation and execution of this agreement. Any stamp duty will be borne by the Company.

17.8 Provisions severable

If any provision of this agreement is invalid, illegal or unenforceable in any respect the validity, legality and enforceability of the remaining provisions will not be affected and such invalid, illegal or unenforceable provision is to be severed from this agreement.

17.9 Governing law

This agreement is governed by and construed in accordance with the laws of the State specified in item 26 of the schedule and the parties irrevocably submit to the jurisdiction of the courts of that State.

17.10 Counterparts

This agreement may be executed in more than one counterpart, each of which when executed by all the parties and delivered is deemed to be an original.

17.11 Variation

No part of this agreement may be amended or modified unless reduced to writing making specific reference to this agreement and signed by the parties or their authorised representatives.

17.12 Entire Agreement

This agreement sets out the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and representations.

SIGNATURES

EXECUTED by **THE COMMON SEAL JUPITER MEDIA & ENTERTAINMENT MANAGEMENT LLC** was affixed in accordance with its constitution in the presence of:

_____   _____

Signature of Director   Signature of Witness

_____   _____

Full Name   Full Name

_____   _____

Usual Address   Usual Address

_____

Date

SIGNED by **SHAREHOLDER**

_____

Full Name

_____

Signature of Shareholder
in the presence of:

_____

Witness

_____

Name (in block letters)

_____

Date

ITEM 1

Date of agreement: 1st **of December 2017**

ITEM 2

Parties to the agreement: **JUPITER MEDIA & ENTERTAINMENT MANAGEMENT LLC** of 8 The Green, DOVER, DE, 19901

"The Company"

AND: **JUPTER MANAGEMENT LIMITED** of 25/F Workington Rower, 78 Bonham Strand, Sheung Wan, HONG KONG

"JMMHK"

AND: **ADAM GARY NEAT** of 3 St. Martins Drive, #03-02, SINGAPORE 257990

"ADAM"

AND: **All Parties Listed in SCHEDULE B**

ITEM 3

Number of shares/units held by each Party (Recital A):

Name of Shareholder	Number of Shares
Jupiter Management Ltd. (Hong Kong)	**1,550,000**
Adam Neat	**50,000**
(Remaining for funding round and option pool)	**720,000**

ITEM 4

Description of Business (Clause 1.1(f)):   Music & Artist Development and Management company, Media & Advertising, focusing on Media, Music & Entertainment, Music Event Investments

ITEM 5

State (Clauses 1.1(g), 1.2 (h)):   Delaware

ITEM 6

Description of Company (Clause 1.1(i)):   **Jupiter Media & Entertainment Management LLC** a company incorporated in Delaware, US.

ITEM 7

Constitution (Clause 1.1):   See Schedule A

ITEM 8

Territory (Clause 1.1(u)):   UNITED STATES

ITEM 9

Other objectives of the Shareholders

(Clause 2.1(e)):   To be reviewed annually

ITEM 10

Shares subscribed by the Shareholders and capital contributions (Clause 3.2.):

N/A

ITEM 11

Maximum number of Directors (Clause 4.1): 5 (Five)

ITEM 12

Shareholders' entitlement to appoint, remove and replace Directors

(Clause 4.1):

NIL

ITEM 13

Composition of first Board (Clause 4.2):

Directors: Adam Gary Neat

and

Members with CLASS B member Interests/units

ITEM 14

Chairman of the Board (Clause 4.2):   Adam Gary Neat

ITEM 15

Quorum for Board Meetings (Clause 4.4):

      The quorum is no less than 3 Directors.

ITEM 16

Quorum at an adjourned Shareholders Meeting (Clause 4.4(b))

      The quorum at a Board meeting held in accordance with Clause 4.4(b) will be constituted by any 1 Directors present at that adjourned meeting.

ITEM 17

Minimum capital expenditure value requiring Special Shareholders' Resolution

(Clause 5.4(h)): $100,000

ITEM 18

**Minimum value of contracts which require
Unanimous Directors' Resolution**

(Clause 5.3(d)): $75,000

ITEM 19

Quorum for Shareholders' meetings.

(Clause 5.5(a)):   3 Shareholders

ITEM 20

Quorum for adjourned Shareholders' meetings (Clause 5.5(b)):

      Any 3 Shareholders present at an adjourned meeting of Shareholders, will constitute a quorum.

ITEM 21

Auditor (Clause 6.1(b)):   To be appointed when required.

ITEM 22

Key man insurance (Clause 6.1(e)):

(a) People: Adam Gary Neat

(b) Amount: 100% of Shareholding value, to be reviewed annually.

(c) Value $1.00 for $1.00 of shareholding value/turnover

ITEM 23

Termination upon expiry of time
(Clause 11.1(d)):   99 years

ITEM 24

Nominating institution for independent valuer (clause 7.2)

                                   TBA

ITEM 25

Person to nominate Mediator and Arbitrator (Clauses 16.5)

                                   TBA

ITEM 26

Governing law (Clause 13.8):   Delaware, DE, United States

ITEM 27
Share Cap Table Definition (Member Interests / Units)

a)	CLASS A: Founders' Units	Voting Rights
b)	CLASS B: Angel Investors – Early Founding Units	Voting Rights
c)	CLASS C: Angel Investors – Major Founding Units	No Voting Rights
d)	CLASS D: Seed investors - Common units	No Voting Rights
e)	CLASS DD: Future Employee Units Pool	No Voting Rights

ITEM 28
Member Interest / Units Value

a)	CLASS A:	50,000 Units	50,000 Units Outstanding
b)	CLASS B:	1,550,000 Units	1,541,176 Units Outstanding
c)	CLASS C:	N/A	N/A
d)	CLASS D:	500,000 Units	0 Units Outstanding
e)	CLASS DD:	200,000 Units	0 Units Outstanding
	TOTAL:	2,300,000 units	

SCHEDULE A

Constitution

(this document)

SCHEDULE B

PARTIES TO THE AGREEMENT